

December 8, 2011

Mr. Andrew N. Langham, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, NY 10153

> **Re:** **Commercial Metals Company**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed by Icahn Capital LP et al.**
> **Filed on December 6, 2011**
> **File No. 001-04304**
>
> **Definitive Additional Proxy Soliciting Materials**
> **Filed by Icahn Capital LP et al.**
> **Filed on November 28, 2011, December 2, 2011, and December 6, 2011**
> **File No. 001-04304**

Dear Mr. Langham:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1.   Please disclose why the participants believe it is in the best interests of the company's security holders to vote in favor of each proposal.

2.   Please revise your disclosure to describe your contacts with the company to date, your bid for the company, and all other events materially related to your proposals. In particular, please disclose the effect that adoption of the proposals would have on your bid to acquire the company.

Proposal 4

3.   Please describe who will determine whether a bylaw amendment is "inconsistent" with any proposals adopted at the annual meeting and how this determination will be made.

Broker Non-Votes

4.   Please revise your disclosure to state that brokers will not have discretionary authority to vote shares of common stock for any of the proposals at the annual meeting, or advise.

Form of Proxy Card

5.   Please revise proposal 6 to conform to the language used by the company in its proxy statement, or employ other language that clearly indicates that the proposal relates to approval of the compensation of named executive officers, as disclosed pursuant to Item 402 of Regulation S-K.

Definitive Additional Proxy Soliciting Materials filed November 28, 2011

6.   Your disclosure states that you do not believe that the current board of directors is capable or willing to sell non-core assets, replace management, or refocus the business on core operations in North America. We understand that the company recently announced the exit from the Sisak facility, the acquisition of which was consummated by prior management, the closure of five rebar facilities, and the sale or closure of eight construction services locations. We also understand that the current CEO and CFO have held their positions for only three and six months, respectively, that four of the current directors have joined the board in the last two years, and that two directors will shortly retire. Please revise your disclosure to address these matters, or advise.

7.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide support for the following:

- that $2 billion of capital was squandered on acquisitions and growth projects that generated negative EBITDA;
- that the company has a disastrous and dismal investment record and that the company's strategy has been to invest in losing growth projects; and

- that the board has awarded inexplicable bonuses.

In addition, please ensure that any statements that refer to the current management reflect actions taken during the tenure of the newly-appointed CEO and CFO.

Definitive Additional Soliciting Materials filed December 2, 2011

8.   Please avoid issuing statements in your proxy statement that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally with the factual foundation for the following statements:

- that the board is completely irresponsible and disregarded its duties in taking 5 business days to make a formal recommendation with respect to your offer; and
- that prior management demonstrated a pattern of irresponsibility over the years.

Definitive Additional Soliciting Materials filed December 6, 2011

9.   Please provide us supplementally with the factual foundation for your statement that the board's fiduciary duties required it to allow shareholders to decide whether they wished to sell their Company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions